December 17, 2012

Kieran G. Brown

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Intermediate Duration Quality Municipal Term Fund (File Nos. 333-185471; 811-22779); Initial Registration Statement on Form N-2

Dear Mr. Brown:

On December 14, 2012, the above referenced fund (the “Fund”) filed a Registration Statement on Form N-2 (“Registration Statement”) for the purpose of registering its common shares of beneficial interest. The purpose of this letter is to request selective review of the Registration Statement, in accordance with the Securities and Exchange Commission’s (“SEC”) release on selective review, Revised Procedures For Processing Registration Statements, Post-Effective Amendments and Preliminary Proxy Materials Filed by Registered Investment Companies, Investment Company Act Release No. 13768 (February 15, 1984).

The Registration Statement is substantially identical to Nuveen Intermediate Duration Municipal Term Fund’s (“NID”) registration statement (File Nos. 333-184034; 811-22752) (the “NID Registration Statement,” and together with the Registration Statement, the “Registration Statements”). The SEC staff reviewed and commented on NID’s Registration Statement and declared it effective on December 5, 2012.

The Fund and NID have nearly identical investment objectives and substantially similar investment strategies. Both the Fund and NID: (1) under normal circumstances and as a fundamental policy, invest at least 80% of their respective managed assets (as defined in the Registration Statements) in municipal securities and other related investments, the income from which is exempt from regular federal income tax; (2) maintain an intermediate portfolio duration (i.e., a levered effective duration, as further described in the Registration Statements, ranging between three and ten years); and (3) have a term of ten years and intend to liquidate and distribute their respective net assets to shareholders on or before the conclusion of the ten year term. The primary difference between the Fund and NID is the Fund’s focus on investment grade quality municipal securities. Under normal circumstances, the Fund will invest at least 80% of its managed assets in such securities, while NID invests at least 50% of its managed assets in such securities.

Securities and Exchange Commission

December 17, 2012

NID and the Fund share the same board of trustees, officers, investment adviser and subadviser, legal counsel, transfer agent, custodian and redemption and paying agent. It is anticipated that NID and the Fund will also share the same independent registered public accounting firm. The rights and preferences of the Common Shares issued by NID are identical to the Common Shares to be issued by the Fund. As a result, the Registration Statements are identical in nearly all respects. The only notable differences appear in the following sections of the prospectus disclosure (page numbers correspond to the Registration Statement):

•	Prospectus Summary

•	Fund Strategies (pg. 2);

•	Portfolio Contents (pg. 2);

•	Investment policies (pg. 4);

•	Special Risk Considerations – Credit and Below Investment Grade Risk (pgs. 11-12);

•	The Fund’s Investments

•	Investment Objectives and Policies (pgs. 22-24);

•	Risks

•	Credit and Below Investment Grade Risk (pgs. 38-39);

•	Management of the Fund

•	Nuveen Asset Management – Subadviser (portfolio manager disclosure) (pg. 47).

We also have included a marked version of the Fund’s Registration Statement; the marked text reflects disclosure in the Fund’s Registration Statement that differs from the NID Registration Statement filed on December 4, 2012.

We believe this letter demonstrates the suitability of selective review of the Registration Statement, based on the SEC staff’s previous review and comment on the NID Registration Statement and its similarity to the Fund’s Registration Statement. Please call me at (312) 807-4295 or Fatima Sulaiman at (202) 778-9082 if you have any questions about the enclosed, or if you require anything further.

Very truly yours,

/s/ David P. Glatz

David P. Glatz

Enclosures

Copies (w/encl.) to	Mark Winget
Kevin McCarthy